Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sterling Bancshares, Inc.
(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  Earnings Presentation Slides of Comerica Incorporated dated July 19, 2011

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of Comerica’s management based on information known to Comerica’s management as of the date of this filing and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Comerica’s management for future or past operations, products or services, and forecasts of Comerica’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, estimates of credit trends and global stability. Such statements reflect the view of Comerica’s management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Comerica’s actual results could differ materially from those discussed.  Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions and related credit and market conditions; changes in trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; adverse conditions in the capital markets; the interdependence of financial service companies; changes in regulation or oversight, including the effects of recently enacted legislation, actions taken by or proposed by the U.S. Treasury, the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Federal Deposit Insurance Corporation, legislation or regulations enacted in the future, and the impact and expiration of such legislation and regulatory actions; unfavorable developments concerning credit quality; the proposed acquisition of Sterling Bancshares, Inc. (“Sterling”), or any future acquisitions; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries in which Comerica has a concentration of loans, including, but not limited to, the automotive production industry and the real estate business lines; the implementation of Comerica’s strategies and business models, including the anticipated performance of any new banking centers; Comerica’s ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties or information security problems; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; the entry of new competitors in Comerica’s markets; changes in customer borrowing, repayment, investment and deposit practices; management’s ability to maintain and expand customer relationships; management’s ability to retain key officers and employees; the impact of legal and regulatory proceedings; the effectiveness of methods of reducing risk exposures; the effects of war and other armed conflicts or acts of terrorism and the effects of catastrophic events including, but not limited to, hurricanes, tornadoes, earthquakes, fires, droughts and floods. Comerica cautions that the foregoing list of factors is not exclusive. For discussion of factors that may cause actual results to differ from expectations, please refer to our filings with the Securities and Exchange Commission (“SEC”). In particular, please refer to “Item 1A. Risk Factors” beginning on page 16 of Comerica’s Annual Report on Form 10-K for the year ended December 31, 2010. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this filing or in any documents, Comerica claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica Incorporated Second Quarter 2011 Financial Review July 19, 2011

Safe Harbor Statement; Disclaimer Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans," "intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration," “opportunity,” “initiative,” "outcome," "continue," "remain," "maintain," "trend," "objective," “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of Comerica’s management based on information known to Comerica’s management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Comerica’s management for future or past operations, products or services, and forecasts of Comerica’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, estimates of credit trends and global stability. Such statements reflect the view of Comerica’s management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Comerica’s actual results could differ materially from those discussed. Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions and related credit and market conditions; changes in trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; adverse conditions in the capital markets; the interdependence of financial service companies; changes in regulation or oversight, including the effects of recently enacted legislation, actions taken by or proposed by the U.S. Treasury, the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Federal Deposit Insurance Corporation, legislation or regulations enacted in the future, and the impact and expiration of such legislation and regulatory actions; unfavorable developments concerning credit quality; the proposed acquisition of Sterling Bancshares, Inc. (“Sterling”), or any future acquisitions; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries in which Comerica has a concentration of loans, including, but not limited to, the automotive production industry and the real estate business lines; the implementation of Comerica’s strategies and business models, including the anticipated performance of any new banking centers; Comerica’s ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties or information security problems; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; the entry of new competitors in Comerica’s markets; changes in customer borrowing, repayment, investment and deposit practices; management’s ability to maintain and expand customer relationships; management’s ability to retain key officers and employees; the impact of legal and regulatory proceedings; the effectiveness of methods of reducing risk exposures; the effects of war and other armed conflicts or acts of terrorism and the effects of catastrophic events including, but not limited to, hurricanes, tornadoes, earthquakes, fires, droughts and floods. Comerica cautions that the foregoing list of factors is not exclusive. For discussion of factors that may cause actual results to differ from expectations, please refer to our filings with the Securities and Exchange Commission (“SEC”). In particular, please refer to “Item 1A. Risk Factors” beginning on page 16 of Comerica’s Annual Report on Form 10-K for the year ended December 31, 2010. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Financial Results $ in millions, except per share data 1Estimated 2See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures $93 $138 $137 Income before income taxes 23 35 41 Provision for income taxes 10.11% 10.64% 397 194 $126 3.28% 422 0.39 69 70 2Q10 10.90% 10.53%1 409 202 $ 47 3.14% 391 0.53 95 96 2Q11 10.35% Tier 1 capital ratio 102 Net income attributable to common shares 415 Noninterest expenses 10.43% Tangible common equity ratio2 207 Noninterest income $ 49 Provision for loan losses 3.25% Net interest margin 395 Net interest income 0.57 Diluted income per common share 103 Net income 1Q11

Second Quarter 2011 Highlights Analysis of 2Q11 compared to 1Q11 1See Supplemental Financial Data slides for reconciliation of non-GAAP financial measures Average loans increased in Middle Market and Global Corporate Banking in all major markets, as well as Specialty Businesses, primarily Mortgage Banker Finance and Energy Average core deposits increased $881 million, with increases in all major markets led by Texas Net interest margin decreased to 3.14%, primarily as a result of increased excess liquidity and decreased loan pricing based on decreased LIBOR Noninterest expenses remained well controlled, decreasing $6 million Broad-based improvement in credit quality continues Net credit related charge-offs declined $11 million to $90 million Nonperforming assets declined $60 million Watch list loans decreased $339 million Provision for income taxes included the final settlement of a structured investment transaction Capital ratios remain solid Tier 1 common capital ratio1 of 10.53%

Sterling Acquisition Expected to Close July 28, 2011 Accelerates Comerica’s growth strategy in Texas Strategically compelling – a unique opportunity Significantly boosts Texas presence with a solid deposit base and well located branch network Houston deposit market share triples1 Entry into San Antonio market Complements Dallas-Fort Worth locations Enhances growth opportunities with focus on Middle Market and Small Business Leverages additional marketing capacity to offer a wide array of products and services through a larger distribution channel Maintains strong pro forma capital position Located in Texas, among the strongest economies in the U.S. Integration on track Manageable size within footprint Comprehensive ongoing customer and employee communication 1Based on FDIC June 2010 data

Sterling Acquisition Transaction Summary 12% Loan Marks $514 million1,3 Goodwill Purchase Price and Structure 100% common stock at fixed 0.2365 exchange ratio Transaction value $853 million1 Estimated Deal Economics Break even in 20122 and increasingly accretive thereafter; Attractive valuation multiples Estimated Synergies $56 million or 35% of SBIB expenses (run rate realized by year-end 2012) No revenue synergies assumed Estimated merger-related charges $80 million after-tax (approximately $25 million in each of 3Q11 and 4Q11, remainder in 2012) 1Estimated based on 6/30/11 CMA stock price of $34.57; includes warrants and equity awards exchanged as part of transaction. 2Break even analysis excludes merger and integration costs. 3Based on expected purchase accounting adjustments using June 30, 2011 balances. Additional detail can be found on slide 22 in the appendix of this presentation.

1Q11 vs 2Q11 Total 1Q11 Total 2Q11 $39,551 Average loans CRE Commercial Loan Growth Period-end loans $(393) $(194) National Dealer All Other $39,176 $(435) $(123) $39,193 $575 Total 1Q11 Total 2Q11 CRE National Dealer All Other $ in millions CRE: Commercial Real Estate Line of Business $39,174 Growth momentum building in Commercial loans; Period-end Commercial loans, excluding Dealer Floor Plan, increased $1.1B (6%) 2Q11 vs. 1Q11 National Dealer expected to rebound in 4Q11 Pace of decline in Commercial Real Estate is expected to slow Loan pipeline remained strong Commitments to Commit increased in almost all business lines Commitments increased in all major markets $210

Loan Growth in Selected Portfolios



Middle Market
12,230
11,949
11,770
11,864
12,024
+1%
+1%
2Q10
3Q10
4Q10
1Q11
2Q11
Energy
1,149
1,196
1,269
1,423
1,456
+12%
+2%
2Q10
3Q10
4Q10
1Q11
2Q11
Global Corporate Banking
4,619
4,398
4,344
4,620
4,756
+6%
+3%
2Q10
3Q10
4Q10
1Q11
2Q11
Texas Market
6,428
6,357
6,435
6,824
6,871
+6%
+1%
2Q10
3Q10
4Q10
1Q11
2Q11

Comerica Bank

Average balances in $ millions

8

Core Deposits Increased Average Core Deposits $ in billions; 2Q11 compared to 1Q11 1Core deposits exclude other time and foreign office time deposits Total average core deposits1 of $41.1B, a $881MM increase primarily due to: Interest-bearing deposits increased $554MM Noninterest-bearing deposits increased $327MM Total avg. core deposits: Increased in: Technology & Life Sciences $389MM Personal Banking $240MM Global Corporate $199MM Wealth Management $178MM Small Business $138MM Decreased in: Middle Market ($235MM) Mortgage Banker Finance ($124MM) $30 $35 $40 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11

Stable Net Interest Margin Excess liquidity position2: 2Q11 average $3.4B, up from $2.3B in 1Q11 6/30/11 period end $2.4B, down from $3.5B at 3/31/11 Negative impact on 2Q11 margin was 21 basis points compared to 14 basis points in 1Q11 12Q11 compared to 1Q11 2Excess liquidity represented by average deposits held at the Federal Reserve Bank. See Supplemental Financial Data slide for reconciliation of non-GAAP financial measures. 3Analysis based on non-parallel ramp in interest rates over a 12 month period; See 10K filing with SEC for methodology. Net interest margin decreased to 3.14% reflecting1: - Increase in excess liquidity - Decrease in LIBOR - 1Q11 maturities of interest rate swaps Balance sheet remains well positioned for a rising rate environment: With Sterling, on a pro forma basis, 200 basis points increase in interest rates over a 12 month period (100 basis points on average) expected to result in about a $124 million increase in net interest income3 0.14% 3.14% 3.25% 3.29% 3.23% 3.28% 0.21% 0.12% 0.19% 0.23% 3.41% 3.39% 3.51% 3.42% 3.35% 2Q10 3Q10 4Q10 1Q11 2Q11 Impact of Excess Liquidity Reported Net Interest Margin

A Leaner, More Efficient Company Workforce Reductions Full time equivalent at period-end 12Q11 compared to 1Q11 Noninterest expenses decreased $6MM1 primarily due to: Decreases in $3MM Salaries $3MM FDIC Insurance $3MM Software $2MM Other Real Estate (ORE) Partially offset by $5MM in pre-integration costs related to the pending acquisition of Sterling Operating with 17% fewer people than in 2007 when the recession began 6,000 8,000 10,000 12,000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2Q11

$ in millions 1Inflow to nonaccrual loans with book balances greater than $2 million 2Watch list: generally consistent with regulatory defined Special Mention, Substandard and Doubtful (nonaccrual) loans Credit Quality Positive Trends Continued $4,827 $64 $70 $163 $1,044 2.66% $47 $90 0.92% 2Q11 $1,214 2.98% $1,311 3.24% $1,235 3.06% $1,104 2.81% Nonperforming assets to total loans & foreclosed property $199 $294 $180 $166 Nonperforming assets inflow1 $93 $120 $112 $74 Foreclosed property $115 $104 $62 $72 Loans past due 90 days or more & still accruing $6,651 $6,171 $5,542 $5,166 Total Watch list loans2 $49 $101 1.03% 1Q11 $57 $113 1.13% 4Q10 $122 $132 1.32% 3Q10 $126 Provision for Loan Losses $146 1.44% 2Q10 Net credit-related charge-offs to average total loans Broad-based improvement in credit metrics 1Q11 4Q10 3Q10 $101 $113 $132 1.03% 1.13% 1.32% $49 $57 $122

Credit Metrics Continued to Improve $ in millions 1Excluding lending-related commitments 2Watch list: generally consistent with regulatory defined Special Mention, Substandard and Doubtful (nonaccrual) loans Watch list2 decreased $3.4B, or 41%, over past 7 quarters Net charge-offs decline for 8 successive quarters 1 1 239 224 173 146 132 113 101 90 47 49 57 122 126 175 256 311 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Net Charge-offs Provision 1,196 1,181 1,162 1,121 1,191 1,123 1,030 974 7,730 7,502 6,651 6,171 5,542 5,166 4,827 8,250 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Accruing Watchlist Loans Nonperforming Loans

Average carrying value of nonaccrual loans 53% (47% write-down) No nonaccrual loans Held-For-Sale 2Q11 compared to 1Q11 Nonperforming Assets Declined Nonperforming Assets of $1,044MM, a $60MM decrease, included: Nonaccrual loans decreased $55MM Commercial Real Estate decreased $71MM Middle Market increased $18MM Foreclosed Property decreased $4MM to $70MM Troubled Debt Restructurings (TDRs) $212MM, included: $71MM Performing Restructured $33MM Reduced Rate $108MM Nonaccrual TDRs June 30, 2011 Nonaccrual Loans $941 million By Line of Business 1 Specialty Businesses includes: Financial Services Division, Entertainment, Energy, Leasing, Mortgage Banker Finance and Technology and Life Sciences (TLS ) 1 Specialty Businesses $52MM Small Business $107MM Other $130MM Middle Market $309MM Commercial Real Estate $324MM Global Corp Banking $19MM

Strong Capital Ratios

- Among the best capitalized in peer group
- Quality of capital is solid
  - Tier 1 made up of 100% common equity (as of 6/30/11)
- Active and prudent capital management
  - Doubled quarterly dividend to $0.10 per share effective 1/1/11
  - 400,000 shares repurchased year to date 2011; expect to resume repurchases in 3Q11
- Strong capital supports future growth



Tier I Common Capital Ratio1
7.9%
9.8%
8.6%
10.0%
9.0%
10.1%
9.3%
10.4%
10.5%
2Q10
3Q10
4Q10
1Q11
2Q11
Peer Median
Comerica

Source: SNL Financial
Peer Group: BBT, BOKF, FHN, FITB, HBAN, KEY, MTB, RF, SNV, STI, ZION
[1]See Supplemental Financial Data slides for reconcilements of non-GAAP financial measures; 2Q11 estimated

Comerica Bank

15

Management Outlook1 Second-Half 2011 Outlook (Combined Sterling and Comerica results) Compared to First-Half 2011 (Comerica only results): Average Loans: mid single-digit increase Acquisition of Sterling loans at fair value Modest C&I loan growth partially offset by continued decline in the Commercial Real Estate line of business Average earning assets of about $52.5 billion Assumes combined investment securities portfolios of about $8 billion Net interest margin of 3.35% to 3.40% Purchase accounting accretion resulting from fair value loan discounts on Sterling legacy loans contributes 13-17 basis points or $35-$45 million Dissipation of excess liquidity LIBOR consistent with 2Q11 levels 1 This outlook is provided as of July 19, 2011. Management expectations for the second half of 2011 combined results based on the incorporation of the projected results of Sterling operations from the expected acquisition closing date of July 28, 2011 through year-end 2011, compared to Comerica-only results for the first half of 2011. The estimated purchase accounting impacts incorporated in this outlook are preliminary and may not be indicative of actual amounts that will be recorded as additional information becomes available and as additional analyses are performed. The acquisition is subject to customary closing conditions. Based on a continuation of modest economic growth Continued on next slide

Management Outlook1 Continued Second-Half 2011 Outlook (Combined Sterling and Comerica results) Compared to First-Half 2011 (Comerica only results): Net credit-related charge-offs of $165 million to $185 million Provision for credit losses to be $65 million to $85 million Noninterest income: mid single-digit decrease Impact of regulatory changes, partially offset by the addition of Sterling Noninterest expenses, excluding restructuring costs: high single-digit increase Addition of Sterling After-tax restructuring expenses of approximately $80 million with $25 million in each of 3Q11 and 4Q11 and the remainder in 2012 Total acquisition synergies of approximately $56 million or 35% of Sterling expenses, with the majority realized in 2012 Income tax expense 36% of pre-tax income less approximately $33 million in second half 2011 tax benefits Cautiously manage capital Share repurchases, combined with dividend payments, to result in a payout ratio up to 50% of full-year earnings 1 This outlook is provided as of July 19, 2011. Management expectations for the second half of 2011 combined results based on the incorporation of the projected results of Sterling operations from the expected acquisition closing date of July 28, 2011 through year-end 2011, compared to Comerica-only results for the first half of 2011. The estimated purchase accounting impacts incorporated in this outlook are preliminary and may not be indicative of actual amounts that will be recorded as additional information becomes available and as additional analyses are performed. The acquisition is subject to customary closing conditions.

Appendix

Basel III Implementation New rules effective between 2013 and 2019; US adoption expected to occur over a similar timeframe, but the final form of the US rules is uncertain CMA is not a mandatory Basel II bank CMA Tier 1 Common1 06/30/11: 10.53% Regulatory required minimum by 2019: 7% (4.5% minimum plus 2.5% “conservation buffer”) CMA has NO material impact from: Mortgage servicing rights Trust Preferreds Deferred tax assets Investments in financial institutions Expected change in Risk Weighted Assets not material Higher degree of uncertainty regarding implementation and interpretation Will likely require more on-balance sheet liquidity Possibly increase or change the mix of the investment securities portfolio Continued focus on retail deposit generation Careful management of off-balance sheet commitments; expect evolution of pricing and terms of off-balance sheet commercial commitments Expected to be manageable given proven ability to administer our balance sheet Capital Requirement: Liquidity Requirement: 1 Estimated; see Supplemental Financial Data slides for reconciliation of non-GAAP financial measures Impact on Comerica is estimated and subject to final rulemaking. Comerica may be affected by other changes due to Basel III.

Financial Reform[1]

Overall, relative impact from Financial Reform will likely be less than other major banks

Key Changes	Impacts	Opportunities
Interest on Demand Deposits - Allows interest on commercial demand deposits (one year from enactment)	Could lead to increased cost of commercial demand deposits, depending on interplay of interest, deposit credits, and service charges	Could provide impetus for additional deposit generation
Unlimited deposit insurance extension on noninterest-bearing accounts from 12/31/10 to 12/31/12	There will not be a separate assessment for unlimited deposit insurance coverage for this period	Could provide impetus for additional deposit generation
Deposit Insurance – Changes definition of assessment base, increases fund's minimum reserve ratio & permanently increases insurable level	CMA expects 2011 FDIC insurance expense to be lower than 2010 expense ($62 million).	New rule is consistent with CMA's focus on core deposit growth
Derivatives – Allows continued trading of foreign exchange and interest rate derivatives; energy, uncleared commodities and agriculture derivatives will move to a separate subsidiary	Direct impact on client-driven energy derivatives business ($1 million annual revenue[2])	Allows for continued growth of CMA's core client-driven foreign exchange ($39 million annual revenue[2]) and interest rate ($7 million annual revenue[2]) derivatives business
Interchange Fees - Limits debit card transaction processing fees that card issuers can charge merchants	Based on the final Fed rules, total debit card PIN ($9 million annual revenue[2]) and signature-based ($31 million annual revenue[2]) interchange fees in 2011 would be reduced by about $4 million.	Government card programs, such as the DirectExpress Social Security program, are exempt
Trust Preferreds - Prohibits certain banks from including Trust Preferreds in Tier 1 Capital (phase out beginning 1/1/13)		On October 1, 2010 fully redeemed all $500 million of Trust Preferred Securities at par

[1]Dodd-Frank Wall Street Reform and Consumer Protection Act; [2]Based on 2010 full-year results
Impact on Comerica is estimated and subject to final rulemaking. Comerica may be impacted by other changes due to the financial reform legislation. Timing of prescribed changes varies by rule.

Comerica Bank

20

Sterling Bancshares Financial Highlights 2009 FY 2010 FY 1Q11 2Q11 Period Ended 12/31/09 12/31/10 3/31/11 6/30/11 Total Assets 4,937 5,192 5,050 5,061 Total Net Loans 3,170 2,678 2,526 2,333 Total Deposits 4,095 4,257 4,117 4,129 Revenue 227.6 202.1 47.9 44.3 Noninterest Expense 160.9 159.0 39.7 40.6 Income (loss) from Discontinued Operations - - 0.1 (9.0) Net Income (loss) (13.0) 0.7 (0.4) (11.8) Net Interest Margin (%) 4.22 3.70 3.52 3.39 Tier 1 Capital (%) 11.61 15.44 15.41 16.50 Asset Quality (%) NAL&90+PD&OREO/Assets 2.42 3.28 3.72 4.02 NCOs/ Avg Loans 1.72 1.48 1.87 1.06 Loan Loss Reserves/ Gross Loans 2.30 2.80 2.90 3.24 Source: SNL Financial and company report $ in millions NAL&90+PD&OREO: Nonaccrual Loans & Past Due Loans & Other Real Estate Owned

Sterling Acquisition Purchase Accounting $ 245 Unpaid principal balance 5 years Expected average maturity4 $ 113 Estimated fair value at acquisition (54% discount) 35 Accretable yield3 148 Expected cash flows 194 Nonaccretable difference2 $ 342 Contractual payments1 At Acquisition (millions) SOP 03-3 (ASC 310-30) $113MM (fair value) Interest income recognized based on expected future cash flows Accretable yield fluctuates with: Weighted average life of portfolio Prepayment assumptions Base interest rate movements Loan sales FAS 91 (ASC 310-20) $2,026MM (fair value) Interest income recognized based on contractual cash flows Future credit deterioration in excess of unamortized discount recorded as provision expense Purchased Credit Impaired Loans Performing Loans 5 years Expected average maturity4 $ 824 Aggregate yield 664 Contractual interest owed 160 Accretable discount 2,026 Estimated fair value at acquisition (7% discount) $ 2,186 Unpaid principal balance At Acquisition (millions) Based on 6/30/11 balances; The estimated purchase accounting impacts incorporated in this outlook are preliminary and may not be indicative of actual amounts that will be recorded as additional information becomes available and as additional analyses are performed. 1Includes all principal and interest payments contractually owed. 2Nonaccretable difference established in purchase accounting absorbs losses otherwise recorded as charge-offs. 3Represents expected cash flows in excess of fair value recognized as interest income over the life of the portfolio. 4Represents the estimated average of expected loan maturities based on contractual terms and prepayment assumptions.

Business and Market Segment Contributions to Net Income $122 9 (116) 16 (10) $223 YTD 2Q10 $199 TOTAL (1) Other1 (164) Finance 26 Wealth Management (5) Retail Bank $343 Business Bank YTD 2Q11 $ in millions 1Includes discontinued operations and items not directly associated with the three major business segments or the Finance Division 2Geography based on office of origination; Midwest: MI, OH, IL; Western: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective 3Includes discontinued operations and items not directly associated with the geographic markets $122 (107) 31 19 (8) 40 61 $86 YTD 2Q10 68 Other Markets2 (9) Florida 101 Western $199 TOTAL (165) Finance and Other3 27 International 62 Texas $115 Midwest YTD 2Q11

Investment Securities Portfolio Consists primarily of AAA mortgage-backed Freddie Mac and Fannie Mae government agency securities Net unrealized pre-tax gain $158MM as of 06/30/11 Average life of 3.8 years as of 06/30/11 Including pending Sterling acquisition: Target: Mortgage-backed Securities ≈$8B Sterling legacy securities portfolio will evolve to look more like Comerica’s $ in millions (MM) 6,446 6,233 6,495 6,757 6,907 816 673 617 554 500 2Q10 3Q10 4Q10 1Q11 2Q11 Average Auction-Rate Securities Average Investment Securities Available-for-Sale

Diverse Loan Portfolio Average 2Q11: $39.2 billion By Geographic Market By Line of Business Other Markets $2.8B 7% Int'l $1.7B 4% Florida $1.6B 4% Midwest $14.1B 36% Western $12.1B 31% Texas $6.9B 18% Global Corp Banking $4.8B 12% Commercial Real Estate $4.1B 10% Middle Market $12.0B 32% Nat'l Dealer Services $3.6B 9% Specialty Businesses $5.0B 13% Personal Banking $1.7B 4% Small Business Banking $3.3B 8% Private Banking $4.7B 12%

Loans By Lines of Business and Geographic Market Average loans in $billions By Market 2Q11 1Q11 2Q10 Midwest $14.1 $14.1 $14.6 Western 12.1 12.4 12.8 Texas 6.9 6.8 6.4 Florida 1.6 1.6 1.6 Other Markets 2.8 3.0 3.7 International 1.7 1.7 1.6 TOTAL $39.2 $39.6 $40.7 By Line of Business 2Q11 1Q11 2Q10 Middle Market $12.0 $12.0 $12.3 Commercial Real Estate 4.1 4.4 5.4 Global Corporate Banking 4.8 4.6 4.6 National Dealer Services 3.6 3.8 3.3 Specialty Businesses 5.0 4.9 4.9 SUBTOTAL – BUSINESS BANK $29.5 $29.7 $30.5 Small Business Banking 3.3 3.4 3.5 Personal Banking 1.7 1.7 1.9 SUBTOTAL – RETAIL BANK $5.0 $5.1 $5.4 Private Banking 4.7 4.8 4.8 SUBTOTAL – WEALTH MANAGEMENT $4.7 $4.8 $4.8 TOTAL $39.2 $39.6 $40.7

Second Quarter 2011 Average Loans Detail $ in billions Midwest Western Texas Florida Other Markets Int’l TOTAL Middle Market $5.5 $3.9 $1.7 $0.2 $0.7 $0.0 $12.0 Commercial Real Estate 0.8 1.3 1.1 0.3 0.6 - 4.1 Global Corporate Banking 1.4 0.8 0.4 0.1 0.4 1.7 4.8 National Dealer Services 0.7 2.1 0.3 0.3 0.2 - 3.6 Specialty Businesses 0.9 1.5 1.8 0.0 0.8 - 5.0 SUBTOTAL – BUSINESS BANK $9.3 $9.6 $5.3 $0.9 $2.7 $1.7 $29.5 Small Business Banking 1.6 0.8 0.9 - - - 3.3 Personal Banking 1.4 0.1 0.1 - 0.1 - 1.7 SUBTOTAL – RETAIL BANK $3.0 $0.9 $1.0 $- $0.1 $- $5.0 Private Banking 1.8 1.6 0.6 0.7 0.0 - 4.7 SUBTOTAL – WEALTH MANAGEMENT $1.8 $1.6 $0.6 $0.7 $0.0 - $4.7 TOTAL $14.1 $12.1 $6.9 $1.6 $2.8 $1.7 $39.2

Shared National Credit Relationships Approx. 900 borrowers Majority of relationships include ancillary business Comerica is agent for approximately 18% Adhere to same credit underwriting standards as rest of loan book Credit quality mirrors total portfolio June 30, 2011: $7.5 billion Shared National Credit (SNC): Facilities greater than $20 million shared by three or more federally supervised financial institutions which are reviewed by regulatory authorities at the agent bank level. Period-end outstandings as of June 30, 2011 Global Corp Banking $2.6B 33% Nat'l Dealer Services $0.3B 4% Energy $1.2B 17% Other $0.5B 7% Middle Market $1.8B 24% Commercial Real Estate $1.1B 15%

National Dealer Services Line of Business Detroit 3 nameplates down from 41% at 12/05 to 25% at 06/11 Geographic Dispersion Western 58% Florida 8% Midwest 20% Texas 8% 1 Franchise distribution based on June 30, 2011 period-end (PE) outstandings 2 “Other” includes obligations where a primary franchise is indeterminable (rental car and leasing companies, heavy truck, recreational vehicles, and non-floor plan loans) 65 years of Floor plan lending, with over 20 years on a national basis Top tier strategy Majority are “Mega Dealer” (five or more dealerships in group) Excellent credit quality Robust monitoring of company inventory and performance Loan Balances ($ in Billions) Average PE Floor Plan PE Non-Floor Plan 4.9 3.5 3.4 3.8 3.6 1.9 1.5 2008 2009 2010 1Q11 2Q11 6/30/11 Diverse Franchise Distribution 1 Toyota/ Lexus 17% Ford 9% GM 9% Chrysler 7% Mercedes 5% Nissan/ Infinity 7% Other 2 13% Other European 9% Other Asian 8% Honda/ Acura 16%

Net Loan Charge-offs $ in millions By Line of Business 2Q11 1Q11 4Q10 3Q10 2Q10 1Q10 Commercial Real Estate $12 $10 $40 $60 $36 $86 Middle Market 38 60 23 32 71 39 Small Business Banking 17 17 17 14 16 20 Private Banking 14 5 18 14 11 10 Specialty Businesses 0 (3) 4 8 4 10 Personal Banking 5 5 5 4 6 6 Global Corporate Banking 4 7 6 0 2 2 TOTAL $90 $101 $113 $132 $146 $173 Provision for loan losses $47 $49 $57 $122 $126 $175 By Market 2Q11 1Q11 4Q10 3Q10 2Q10 1Q10 Midwest $37 $46 $52 $61 $44 $55 Western 26 26 42 58 47 65 Texas 3 8 9 5 8 25 Florida 15 8 8 6 7 10 Other Markets / International 9 13 2 2 40 18 TOTAL $90 $101 $113 $132 $146 $173 Provision for loan losses $47 $49 $57 $122 $126 $175

Commercial Real Estate Loan Portfolio 2Q11: $11.5 billion 2Q11 averages in $billions 1 Included in Commercial Real Estate line of business Commercial Real Estate Line of Business: Nonaccrual loans of $324MM, down $71MM from 1Q11 Loans over $2MM transferred to nonaccrual totaled $29MM ($37MM in 1Q11 and $71MM in 4Q10) Net loan charge-offs of $12MM ($10MM in 1Q11 and $40MM in 4Q10) Primarily Owner- Occupied Commercial Mortgages $8.1B 70% Real Estate Construction 1 $1.5B 13% Commercial Mortgages 1 $1.9B 17%

Commercial Real Estate Line of Business Period-end balances as of 06/30/11 in $millions; Excludes Commercial Real Estate line of business loans not secured by real estate Western Michigan Texas Florida Other Markets Total Real Estate Construction Loans Single Family 74 9 23 22 13 141 Land Development 25 8 30 6 23 92 Total Residential 99 17 53 28 36 233 Multi-Family 128 0 161 56 68 413 Retail 84 46 222 26 29 407 Multi-use 72 - 51 - 8 131 Other 75 20 62 2 - 159 Total Commercial 359 66 496 84 105 1,110 Total Real Estate Construction Loans 458 83 549 112 141 1,343 Commercial Mortgage Loans Single Family 1 3 15 5 38 62 Land Carry 45 26 15 32 9 127 Total Residential 46 29 30 37 47 189 Multi-Family 128 51 131 177 27 514 Retail 152 91 33 57 17 350 Multi-use 116 39 38 - 52 245 Other 303 168 36 37 88 632 Total Commercial 699 349 238 271 184 1,741 Total Commercial Mortgage Loans 745 378 268 308 231 1,930 Total Commercial Real Estate Line of Business 1,203 461 817 420 372 3,273

Commercial Real Estate Line of Business Outstandings By Property Type Net Charge-offs By Project Type Period-end outstandings in $millions; excludes Commercial Real Estate line of business loans not secured by real estate; 2Q11 compared to 1Q11 Commercial: Multi-Family, Retail, Office, Warehouse, Multi-use and Commercial Charge-offs increased $2MM Inflows to nonaccrual decreased $8MM Nonaccrual loans decreased $71MM Watch list loans declined $172MM 108 91 62 86 36 40 10 12 60 $0 $20 $40 $60 $80 $100 $120 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Residential Commercial Not Secured by RE 4,812 4,621 4,316 4,114 3,763 3,524 3,273 5,006 5,228 $0 $1,000 $2,000 $3,000 $4,000 $5,000 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Residential Commercial

Residential Real Estate Development Period-end balances in $millions Western: CA, AZ, NV Reduced Residential Real Estate Development exposure by $1.8B since 6/30/08 to $422MM at 6/30/11 Geographic breakdown at 6/30/11: Western 37% Texas 25% Florida 13% Michigan 14% Other 11% 82% Decrease Reduced Western Market Local Residential Real Estate Developer Portfolio to $70MM at 6/30/2011 from $932MM at 12/31/07 $0 $500 $1,000 $1,500 $2,000 $2,500 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Single Family Residential - Land Carry/Development

Consumer Loan Portfolio 9.6% of total outstandings No sub-prime mortgage programs Self-originated & relationship oriented Net loan charge-offs of $14MM 2Q11: $3.8 billion 2Q11 averages in $billions 1Residential mortgages on the balance sheet are primarily associated with Private Banking customers. Residential mortgages originated through the banking centers are typically sold to a third party. 2The “other” category includes automobile, personal watercraft, student and recreational vehicle loans. 3Data on loans booked through the Consumer Loan Center which encompasses about 85% of the Home Equity Lines and Loans Consumer Loan Portfolio About 87% home equity lines and 13% home equity loans Avg. FICO score of 754 at origination 87% have CLTV < 80% at origination Average loan vintage is 5.7 years 2Q11: $1.7 billion Home Equity Portfolio3 Consumer loans-Other2 $0.6B 16% Consumer Loans-Home Equity $1.7B 44% Residential Mortgages1 $1.5B 40% Midwest 61% Florida 3% Texas 9% Western 27%

Line of Business Deposits and Core Deposits By Geographic Market Average deposits in $ billions 1Finance/Other includes Institutional and Retail Brokered CDs of $0.4B in 2Q10 2Core Deposits exclude Foreign Office Time Deposits (2Q11 $0.4; 1Q11 $0.4B; 2Q10 $0.4B) and Other Time of $0.4B in 2Q10 Line of Business Deposits 2Q11 1Q11 2Q10 Middle Market $4.7 $5.0 $4.6 Commercial Real Estate 0.8 0.8 0.9 Global Corporate Banking 7.1 6.9 6.9 National Dealer Services 0.2 0.2 0.2 Specialty Businesses 7.6 7.2 6.5 SUBTOTAL – BUSINESS BANK $20.4 $20.1 $19.1 Small Business Banking 4.5 4.4 4.0 Personal Banking 13.2 12.9 12.9 SUBTOTAL – RETAIL BANK $17.7 $17.3 $16.9 Private Banking 3.0 2.8 2.9 SUBTOTAL – WEALTH MANAGEMENT $3.0 $2.8 $2.9 Finance/Other 10.4 0.4 0.8 TOTAL $41.5 $40.6 $39.7 Core Deposits by Geography 2Q11 1Q11 2Q10 Midwest $18.4 $18.3 $17.9 Western 12.4 12.2 12.0 Texas 6.2 5.8 5.3 Florida 0.4 0.4 0.4 Other Markets 2.5 2.3 2.2 International 1.1 1.1 1.0 Finance/Other 0.1 0.1 0.1 TOTAL $41.1 $40.2 $38.9

Second Quarter 2011 Average Deposits Detail $ in billions Midwest Western Texas Florida Other Markets Int’l TOTAL Middle Market $1.2 $3.0 $0.4 $0.0 $0.1 . - $4.7 Commercial Real Estate 0.2 0.4 0.1 0.0 0.1 - 0.8 Global Corporate Banking 2.9 0.6 1.3 0.0 1.0 1.3 7.1 National Dealer Services 0.1 0.1 0.0 0.0 0.0 - 0.2 Specialty Businesses 0.7 4.5 1.2 0.1 1.1 - 7.6 SUBTOTAL – BUSINESS BANK $5.1 $8.6 $3.0 $0.1 $2.3 $1.3 $20.4 Small Business Banking 2.2 1.1 1.2 - - - 4.5 Personal Banking 10.1 1.2 1.8 - 0.1 - 13.2 SUBTOTAL – RETAIL BANK $12.3 $2.3 $3.0 $- $0.1 $- $17.7 Private Banking 0.9 1.6 0.2 0.3 0.0 - 3.0 SUBTOTAL – WEALTH MANAGEMENT $0.9 $1.6 $0.2 $0.3 $0.0 $- $3.0 Finance/Other 0.4 - - - - - 0.4 TOTAL $18.7 $12.5 $6.2 $0.4 $2.4 $1.3 $41.5

A (high) A+ A A2 BB&T A (low) A- BBB+ A2 BOK Financial BBB+ BBB- Baa1 First Horizon National Corp BBB (low) BBB- BBB- B2 Zions Bancorporation BB- BB- Synovus Financial Corp A A A- A2 Comerica BBB- BBB+ A- BBB+ A- A- Fitch BBB BB+ Ba3 Regions Financial BBB BBB Baa2 Huntington Baa1 Baa1 Baa1 A3 Moody’s A (low) A- M&T Bank A (low) BBB Fifth Third A (low) BBB SunTrust BBB (high) BBB+ KeyCorp DBRS S&P Senior Unsecured/Long-Term Issuer Rating Holding Company Debt Ratings As of 7/14/11 Source: SNL Financial Debt Ratings are not a recommendation to buy, sell, or hold securities.

Supplemental Financial Data

Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)

	6/30/11	3/31/11	12/31/10	9/30/10	6/30/10
Total Regulatory Capital [1,2]	$8,705	$8,730	$8,651	$8,566	$9,001
Tier 1 capital[1,2]	$6,193	$6,107	$6,027	$5,940	$6,371
Less: Trust preferred securities	--	--	--	--	495
Tier 1 common capital[2]	6,193	6,107	6,027	5,940	5,876
Risk-weighted assets[1,2]	58,790	58,998	59,506	59,608	59,877
Tier 1 common capital ratio [2]	**10.53%**	**10.35%**	***10.13%***	***9.96%***	***9.81%***
Total shareholders' equity	$6,038	$5,877	$5,793	$5,857	$5,792
Less: Goodwill	150	150	150	150	150
Less: Other intangible assets	4	5	6	6	6
Tangible common equity	$5,844	$5,722	$5,637	$5,701	$5,636
Total assets	$54,141	$55,017	$53,667	$55,004	$55,885
Less: Goodwill	150	150	150	150	150
Less: Other intangible assets	4	5	6	6	6
Tangible assets	$53,987	$54,862	$53,511	$54,848	$55,729
Tangible common equity ratio	***10.90%***	***10.43%***	***10.54%***	***10.39%***	***10.11%***

The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations. The tangible common equity ratio removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets.

The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.

[1] Regulatory Capital, Tier 1 Capital and risk-weighted assets as defined and calculated in accordance with regulation.

[2] June 30, 2011 Regulatory Capital, Tier 1 Capital, and Risk-Weighted assets are estimated.

Comerica Bank

39

Supplemental Financial Data

Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)

	2Q11	1Q11	4Q10	3Q10	2Q10
Net interest income (FTE)	$392	$396	$406	$405	$424
Less: Interest earned on excess liquidity[1]	2	1	1	2	2
Net interest income (FTE), excluding excess liquidity	$390	$395	$405	$403	$422
Average earnings assets	$50,136	$49,347	$49,102	$50,189	$51,835
Less: Average net unrealized gains on investment securities available-for-sale	73	22	139	180	80
Average earnings assets for net interest margin (FTE)	$50,063	$49,325	$48,963	$50,009	$51,755
Less: Excess liquidity[1]	3,382	2,297	1,793	2,983	3,719
Average earnings assets for net interest margin (FTE), excluding excess liquidity	$46,681	$47,028	$47,170	$47,026	$48,036
Net interest margin (FTE)	3.14%	3.25%	3.29%	3.23%	3.28%
Net interest margin (FTE), excluding excess liquidity	3.35%	3.39%	3.41%	3.42%	3.51%
Impact of excess liquidity on net interest margin (FTE)	(0.21)%	(0.14)%	(0.12)%	(0.19)%	(0.23)%

The Corporation believes this measurement provides meaningful information to investors, regulators, management and others of the impact on net interest income and net interest margin resulting from the Corporation's short-term investment in low yielding instruments.

[1]Excess liquidity represented by interest earned on and average balances deposited with the Federal Reserve Bank.

Comerica Bank

40

Additional Information For Shareholders In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

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